Mail Stop 4561

July 17, 2009

Christopher Oddleifson
President and Chief Executive Officer
Independent Bank Corp.
288 Union Street
Rockland, MA 02370

Re: Independent Bank Corp.
Form 10-K
Filed March 3, 2009
File No. 001-09047

Dear Mr. Oddleifson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Managements Discussion and Analysis if Financial Condition and Results of Operations, Non-GAAP Financial Information, page 31

1. We note you provide certain non-GAAP performance measures that appear to eliminate the effects of recurring items, particularly amortization, M&A expenses, restructuring charges, and securities write-downs. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K and Question 8 of the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial*

Measures prepared by Staff Members in the Division of Corporation Finance in determining that such measures were not prohibited non-GAAP measures. Please also revise your future filings to provide all of the required disclosures. In particular, please disclose the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Financial Position

Allowance for Loan Losses, page 44

2. We note you increased your allowance for loan losses by $5.5 million during 2008 due to the addition of Slade's Ferry Bancorp allowance for loan losses. Please tell us the composition of the loan portfolio acquired and how you applied the guidance of SOP 03-3.

Item 11. Executive Compensation

1. In future filings, where you discuss in the CD&A the targets for the annual cash incentive compensation, include the actual performance attained for each target. For example, you provide the target EPS numbers, but not the actual EPS.

2. In future filings, please expand the CD&A disclosure on long term compensation awarded to more specifically describe the competitive factors and strategic objectives considered in making the awards. If this compensation is pursuant to the 2005 Plan, disclose it.

3. Please advise why you state that rows c-e of the Grants of Plan-Based Awards table a have values of zero due to the ARRA restrictions. We note the options expire in 2018. We note no specific disclosure in your document of ARRA provisions prohibiting these payouts in the future. Item 402(d) requires threshold, target and maximum payout information be provided.

4. In future filings, expand the disclosure on the Grants of Plan-Based Awards table to provide a narrative discussion of the material factors involved in these option grants, such as a general description of the criteria applied in determining the amounts payable or a description of the performance-based conditions and any other material conditions applicable to the award. Where appropriate, quantify the objective and the actual performance.

Item 13. Certain Relationships and Related Transactions

5. In future filings, please state, if true, that the loans to insiders are on the same terms, etc., as loans made with persons not related to the bank. See Item 404 of Regulation S-K.

Notes to Consolidated Financial Statements

Note (4)- Securities, page 94

3. Please tell us and revise your future filings to disclose whether you believe your investment in FHLB Boston stock is other than temporarily impaired. Discuss the various positive and negative factors considered when making this determination. For example, regarding your December 31, 2008 and March 31, 2009 analysis, discuss how you considered the fact that FHLB Boston has placed a moratorium on all excess stock repurchases and the fact that they incurred a net loss for the year ended December 31, 2008 and the three months ended March 31, 2009.

Signatures

6. Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 4 – Securities, page 11

4. We refer to your investment securities tables on pages 11-12. Paragraph 39 of FSP 115-2 and 124-2 provides that the disclosures required by the FSP be provided by major security type. Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:

    •   Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2;

    •   Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities; and

- Consider further segregating your trust preferred securities by type (e.g., single issuer vs. pooled) and class/tranche held (e.g., senior, mezzanine).

6. Please revise your future filings to provide the disclosures required by paragraph 19 of SFAS 115, as amended by FSP 115-2 and 124-2. Refer to paragraph A2 of the FSP for more information.

7. Please revise future filings to provide the disclosure required by paragraph 43 of FSP FAS 115-2 and 124-2 as it relates to the amount of other-than-temporary impairment ("OTTI") related to credit losses recognized in earnings.

8. We note that a significant portion of your unrealized losses on investment securities are attributable to your bank and insurance trust preferred securities. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K. Therefore, please provide us with and revise your future filings to disclose the following information with respect to your trust preferred securities as of the most recent period end (in tabular format):

  - deal name
  - single issuer or pooled
  - class/tranche
  - book value
  - fair value
  - unrealized gain/loss
  - OTTI recognized
  - credit rating for each class/tranche
  - number of banks currently performing
  - actual deferrals and defaults as a percentage of original collateral
  - expected deferrals and defaults as a percentage of remaining performing collateral
  - current subordination as a percentage of remaining performing collateral

9. We note your discussion on page 13 of the quantitative and qualitative factors considered in assessing your investment securities for OTTI. It is not clear from your disclosure how you determine whether a credit loss exists for those securities in an unrealized position that you do not intend to sell and for which it is <u>not</u> more likely than not that you will be required to sell. For example, it is not clear whether you calculate your best estimate of the present value of cash flows expected to be collected for those securities in accordance with paragraphs 23-24 of FSP 115-2 and

124-2 or whether you simply rely on various other quantitative and qualitative factors to determine whether a credit loss exists. Please advise and revise your future filings to clarify.

10. With respect to your trust preferred securities (both single issuer and pooled) with significant unrealized losses as of the end of the period, please identify the key differences between the cash flow analysis (or other valuation model) used to determine the fair value of the security and the cash flow analysis used to support your OTTI assessment and provide objective evidence that reconciles the significant difference in the results between these two measures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Livingston at 202-551-3448 or me at 202 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Financial Services Group